SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            -------------------------

                               AMENDMENT NO. 6 TO
                                 SCHEDULE 14D-1
                             TENDER OFFER STATEMENT
      PURSUANT TO SECTION 14(d) (1) OF THE SECURITIES EXCHANGE ACT OF 1934

                     ROCKY MOUNTAIN CHOCOLATE FACTORY, INC.
                            (Name of Subject Company)

                             WHITMAN'S CANDIES, INC.
                                  WC-RMA CORP.
                                    (Bidders)

                     COMMON STOCK, PAR VALUE $.03 PER SHARE
                         (Title of Class of Securities)

                                    774678403
                      (CUSIP Number of Class of Securities)
                           --------------------------

                               MR. THOMAS S. WARD
                                  CO-PRESIDENT
                             WHITMAN'S CANDIES, INC.
                               1000 WALNUT STREET
                                    SUITE 900
                           KANSAS CITY, MISSOURI 64106
                            TELEPHONE: (816) 842-9240
            (Name, Address and Telephone Number of Person Authorized
           to Receive Notices and Communications on Behalf of Bidders)

                                 with a copy to:

                             DAVID W. PRESTON, ESQ.
                               LATHROP & GAGE L.C.
                              2345 GRAND BOULEVARD
                                   SUITE 2300
                           KANSAS CITY, MISSOURI 64108
                            TELEPHONE: (816) 292-2000

         WC-RMA Corp., a Delaware corporation ("Purchaser") and a wholly-owned subsidiary of Whitman's Candies, Inc., a Missouri corporation ("Parent"), and Parent hereby amend and supplement their Tender Offer Statement on Schedule 14D-1, as amended (the "Schedule 14D-1") filed with the Securities and Exchange Commission on May 10, 1999 relating to the Offer by Purchaser to purchase all Shares of Rocky Mountain Chocolate Factory, Inc., a Colorado corporation (the "Company"). Capitalized terms not defined herein have the meaning ascribed to them in the Schedule 14D-1 or in the Offer to Purchase described therein.

ITEM 10.          Additional Information.

         On June 7, 1999, Purchaser terminated and withdrew the Offer. Purchaser has instructed the Depositary to return all tendered Shares to the tendering shareholders. The full text of a press release, dated June 7, 1999, issued by Parent with respect to the termination and withdrawal of the Offer is filed herewith as Exhibit (a)(11) and is incorporated by reference.

ITEM 11.          Material to be filed as Exhibits.

         (a)(11) Press Release, dated June 7, 1999, issued by Parent.

                                               SIGNATURE

         After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 8, 1999                            WHITMAN'S CANDIES, INC.


                                               By: /s/ Thomas S. Ward
                                               Name: Thomas S. Ward
                                               Title:   Co-President


                                               WC-RMA CORP.


                                               By: /s/ Thomas S. Ward
                                               Name: Thomas S. Ward
                                               Title:   Co-President

                                  EXHIBIT INDEX

EXHIBIT
NUMBER


   (a)(11)                 Press Release, dated June 7, 1999, issued by Parent.